SIDLEY AUSTIN LLP     |BEIJING    GENEVA        SAN FRANCISCO
                  787 SEVENTH AVENUE    |BRUSSELS   HONG KONG     SHANGHAI
SIDLEY AUSTIN     NEW YORK, NY  10019   |CHICAGO    LONDON        SINGAPORE
-------------|    212 839 5300          |DALLAS     LOS ANGELES   TOKYO
SIDLEY       |    212 839 5599 FAX      |           NEW YORK      WASHINGTON, DC
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                                        |FOUNDED 1866



                          March 27, 2006


By Electronic Delivery

John Stickel, Esq.
Securities and Exchange Commission
Washington, D.C.  20549

         Re:  Synthetic Fixed-Income Securities, Inc. - Form S-3 no. 333-131889
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Dear Mr. Stickel:

     This is to confirm our telephone conversation on Friday regarding Synthetic Fixed-Income Securities, Inc. (the "Company") and comment 3 to the March 13, 2006 letter from Max Webb on the above registration statement. I am confirming that the Company is withdrawing the response to comment 3 that was set forth in my letter of March 16, 2006. Instead, in response to comment 3, the Company hereby confirms that it will file unqualified legal and tax opinions at the time of each takedown.

     Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.

                                                Sincerely,



                                                /s/ Siegfried Knopf



cc:      Jimmy Whang, Julie Caperton, Esq.
         -- Synthetic Fixed-Income Securities, Inc.